UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Alithya Group inc.

(Name of Issuer)

Class A subordinate voting stock, no par value

(Title of Class of Securities)

01643B106

(CUSIP Number)

Jason Comerford

Osler, Hoskin & Harcourt LLP

620 Eighth Avenue, 36th Floor

New York, New York 10018

(212) 991-2533

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01643B106

1	NAME OF REPORTING PERSON Ghyslain Rivard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,962,819 shares (Note 1)
	8	SHARED VOTING POWER 7,965,544 shares (Note 1)
	9	SOLE DISPOSITIVE POWER 4,962,819 shares (Note 1)
	10	SHARED DISPOSITIVE POWER 7,965,544 shares (Note 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,965,544 shares (Note 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (Note 2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Note 1:

Includes class B multiple voting shares, no par value per share (the “Multiple Voting Shares”), of Alithya Group inc. The Multiple Voting Shares are convertible, at their holders’ entire discretion and at any time, into an equal number of class A subordinate voting shares, no par value per share (the “Subordinate Voting Shares”), of Alithya Group inc. on a share-for-share basis. Each Subordinate Voting Share entitles the holder thereof to one vote on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote. Each Multiple Voting Share entitles the holder thereof to ten votes on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote.

Note 2:	This calculation is based on 48,403,851 class A subordinate voting shares, no par value, of Alithya Group inc. issued and outstanding as of November 2, 2018.

CUSIP No. 01643B106

1	NAME OF REPORTING PERSON Services informatiques MixMedia inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,965,544 shares (Note 1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,965,544 shares (Note 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,965,544 shares (Note 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (Note 2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Note 1:

Includes class B multiple voting shares, no par value per share (the “Multiple Voting Shares”), of Alithya Group inc. The Multiple Voting Shares are convertible, at their holders’ entire discretion and at any time, into an equal number of class A subordinate voting shares, no par value per share (the “Subordinate Voting Shares”), of Alithya Group inc. on a share-for-share basis. Each Subordinate Voting Share entitles the holder thereof to one vote on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote. Each Multiple Voting Share entitles the holder thereof to ten votes on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote.

Note 2:	This calculation is based on 48,403,851 class A subordinate voting shares, no par value, of Alithya Group inc. issued and outstanding as of November 2, 2018.

CUSIP No. 01643B106

1	NAME OF REPORTING PERSON Pierre Turcotte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,667,733 shares (Note 1)
	8	SHARED VOTING POWER 7,965,544 shares (Note 1)
	9	SOLE DISPOSITIVE POWER 1,667,733 shares (Note 1)
	10	SHARED DISPOSITIVE POWER 7,965,544 shares (Note 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,965,544 shares (Note 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (Note 2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Note 1:

Includes class B multiple voting shares, no par value per share (the “Multiple Voting Shares”), of Alithya Group inc. The Multiple Voting Shares are convertible, at their holders’ entire discretion and at any time, into an equal number of class A subordinate voting shares, no par value per share (the “Subordinate Voting Shares”), of Alithya Group inc. on a share-for-share basis. Each Subordinate Voting Share entitles the holder thereof to one vote on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote. Each Multiple Voting Share entitles the holder thereof to ten votes on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote.

Note 2:	This calculation is based on 48,403,851 class A subordinate voting shares, no par value, of Alithya Group inc. issued and outstanding as of November 2, 2018.

CUSIP No. 01643B106

1	NAME OF REPORTING PERSON 9387-1010 Quebec inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,965,544 shares (Note 1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,965,544 shares (Note 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,965,544 shares (Note 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (Note 2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Note 1:

Includes class B multiple voting shares, no par value per share (the “Multiple Voting Shares”), of Alithya Group inc. The Multiple Voting Shares are convertible, at their holders’ entire discretion and at any time, into an equal number of class A subordinate voting shares, no par value per share (the “Subordinate Voting Shares”), of Alithya Group inc. on a share-for-share basis. Each Subordinate Voting Share entitles the holder thereof to one vote on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote. Each Multiple Voting Share entitles the holder thereof to ten votes on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote.

Note 2:	This calculation is based on 48,403,851 class A subordinate voting shares, no par value, of Alithya Group inc. issued and outstanding as of November 2, 2018.

CUSIP No. 01643B106

1	NAME OF REPORTING PERSON Paul Raymond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,334,992 shares (Note 1)
	8	SHARED VOTING POWER 7,965,544 shares (Note 1)
	9	SOLE DISPOSITIVE POWER 1,334,992 shares (Note 1)
	10	SHARED DISPOSITIVE POWER 7,965,544 shares (Note 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,965,544 shares (Note 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (Note 2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Note 1:

Includes class B multiple voting shares, no par value per share (the “Multiple Voting Shares”), of Alithya Group inc. The Multiple Voting Shares are convertible, at their holders’ entire discretion and at any time, into an equal number of class A subordinate voting shares, no par value per share (the “Subordinate Voting Shares”), of Alithya Group inc. on a share-for-share basis. Each Subordinate Voting Share entitles the holder thereof to one vote on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote. Each Multiple Voting Share entitles the holder thereof to ten votes on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote.

Note 2:	This calculation is based on 48,403,851 class A subordinate voting shares, no par value, of Alithya Group inc. issued and outstanding as of November 2, 2018.

CUSIP No. 01643B106

1	NAME OF REPORTING PERSON Fiducie Direxions
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,965,544 shares (Note 1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,965,544 shares (Note 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,965,544 shares (Note 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (Note 2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Note 1:

Includes class B multiple voting shares, no par value per share (the “Multiple Voting Shares”), of Alithya Group inc. The Multiple Voting Shares are convertible, at their holders’ entire discretion and at any time, into an equal number of class A subordinate voting shares, no par value per share (the “Subordinate Voting Shares”), of Alithya Group inc. on a share-for-share basis. Each Subordinate Voting Share entitles the holder thereof to one vote on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote. Each Multiple Voting Share entitles the holder thereof to ten votes on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote.

Note 2:	This calculation is based on 48,403,851 class A subordinate voting shares, no par value, of Alithya Group inc. issued and outstanding as of November 2, 2018.

ITEM 1.    SECURITY AND ISSUER.

This statement on Schedule 13D relates to the class A subordinate voting shares, no par value per share (the “Subordinate Voting Shares”), of Alithya Group inc., a Quebec corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 700 De La Gauchetiere Street West, Suite 2400, Montreal, Quebec, Canada H3B 5M2.

As of November 2, 2018, the Reporting Persons (defined below) beneficially owned an aggregate of 7,965,544 class B multiple voting shares, no par value per share (the “Multiple Voting Shares”), and Subordinate Voting Shares of the Issuer.

The Multiple Voting Shares are convertible, at their holders’ entire discretion and at any time, into an equal number of Subordinate Voting Shares on a share-for-share basis. Each Subordinate Voting Share entitles the holder thereof to one vote on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote. Each Multiple Voting Share entitles the holder thereof to ten votes on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote.

The shares deemed to be owned beneficially by the Reporting Persons, after giving effect to the conversion of all of the Multiple Voting Shares into Subordinate Voting Shares as described above, together represent 16.5% of the issued and outstanding Subordinate Voting Shares and 66.0% of the total voting rights outstanding of the Issuer.

ITEM 2.    IDENTITY AND BACKGROUND.

(a), (f) This statement is being filed by:

(i) Ghyslain Rivard (“Mr. Rivard”), a citizen of Canada;

(ii) Services informatiques MixMedia inc. (“MixMedia”), a Quebec corporation;

(iii) Pierre Turcotte (“Mr. Turcotte”), a citizen of Canada;

(iv) 9387-1010 Québec inc. (“9387-1010”), a Quebec corporation;

(v) Paul Raymond (“Mr. Raymond”), a citizen of Canada; and

(vi) Fiducie Direxions (“Direxions” and, together with Mr. Rivard, MixMedia, Mr. Turcotte, 9387-1010 and Mr. Raymond, the “Reporting Persons”), a Quebec trust.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 700 De La Gauchetiere Street West, Suite 2400, Montreal, Quebec, Canada H3B 5M2.

(c) Mr. Rivard, Mr. Turcotte and Mr. Raymond are directors of the Issuer. Mr. Raymond is also the President and Chief Executive Officer of the Issuer. Each of MixMedia, 9387-1010 and Direxions is primarily engaged in the business of investing in securities.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 1, 2018, the Issuer completed the previously announced business combination (the “Business Combination”) among the Issuer, Alithya Group Inc. (“Alithya Canada”), a Québec private corporation, 9374-8572 Delaware Inc., a newly-formed wholly-owned Delaware subsidiary of Alithya (“U.S. Merger Sub”), and Edgewater Technology, Inc. (“Edgewater”). Pursuant to the Business Combination, among other things, (i) the Issuer acquired Alithya Canada by way of a statutory plan of arrangement under the Business Corporations Act (Québec) (the “Arrangement”), and (ii) U.S. Merger Sub merged with and into Edgewater, with Edgewater being the surviving corporation (the “Merger”). Following completion of the Business Combination, former shareholders of Alithya Canada and Edgewater became shareholders of the Issuer, and each of Alithya Canada and Edgewater became wholly-owned subsidiaries of the Issuer.

As consideration for the Arrangement, former shareholders of Alithya Canada received, for each common share of Alithya Canada (“Alithya Canada Common Shares”) held immediately prior to the Business Combination, one Subordinate Voting Share and, for each multiple voting share of Alithya Canada (“Alithya Canada Multiple Voting Shares”) held immediately prior to the Business Combination, one Multiple Voting Share. As consideration for the Merger, former shareholders of Edgewater received, for each share of common stock of Edgewater held immediately prior to the Business Combination, 1.1918 Subordinate Voting Shares.

The Reporting Persons, who were holders of Alithya Canada Common Shares and Alithya Canada Multiple Voting Shares prior to the closing of the Business Combination, received their Subordinate Voting Shares and Multiple Voting Shares pursuant to the Business Combination.

The Multiple Voting Shares are convertible, at their holders’ entire discretion and at any time, into an equal number of Subordinate Voting Shares on a share-for-share basis. Each Subordinate Voting Share entitles the holder thereof to one vote on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote. Each Multiple Voting Share entitles the holder thereof to ten votes on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote.

ITEM 4.    PURPOSE OF TRANSACTION.

This transaction was completed pursuant to the Business Combination, as described in Item 3 above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) (i) Mr. Rivard has the sole power to vote or direct the vote of and to dispose of or direct the disposition of: (A) 350,819 Multiple Voting Shares held directly and of record by Mr. Rivard, and (B) 4,612,000 Multiple Voting Shares held indirectly by Mr. Rivard via MixMedia, together representing, after giving effect to the conversion of all of the Multiple Voting Shares into Subordinate Voting Shares, 10.3% of the issued and outstanding Subordinate Voting Shares of the Issuer. MixMedia is majority owned by Mr. Rivard who has the sole power to vote or direct the vote of and to dispose of or direct the disposition of the securities held by such entity.

(ii) MixMedia beneficially owns 4,612,000 Multiple Voting Shares held directly and of record by MixMedia, representing, after giving effect to the conversion of all of the Multiple Voting Shares into Subordinate Voting Shares, 9.5% of the issued and outstanding Subordinate Voting Shares of the Issuer.

(iii) Mr. Turcotte has the sole power to vote or direct the vote of and to dispose of or direct the disposition of: (A) 165,475 Multiple Voting Shares and 33,400 Subordinate Voting Shares held directly and of record by Mr. Turcotte, and (B) 1,468,858 Multiple Voting Shares held indirectly by Mr. Turcotte via 9387-1010, together representing, after giving effect to the conversion of all of the Multiple Voting Shares into Subordinate Voting Shares as described above, 3.4% of the issued and outstanding Subordinate Voting Shares of the Issuer. 9387-1010 is wholly owned by Mr. Turcotte who has the sole power to vote or direct the vote of and to dispose of or direct the disposition of the securities held by such entity

(iv) 9387-1010 beneficially owns 1,468,858 Multiple Voting Shares held directly and of record by 9387-1010, representing, after giving effect to the conversion of all of the Multiple Voting Shares into Subordinate Voting Shares, 3.0% of the issued and outstanding Subordinate Voting Shares of the Issuer.

(v) Mr. Raymond has the sole power to vote or direct the vote of and to dispose of or direct the disposition of: (A) 135,355 Multiple Voting Shares held directly and of record by Mr. Raymond, (B) 763,160 share options held directly by Mr. Raymond exercisable for 763,160 Multiple Voting Shares within 60 days hereof, and (C) 436,477 Multiple Voting Shares held indirectly by Mr. Raymond via Direxions, together representing, after giving effect to the conversion of all of the Multiple Voting Shares into Subordinate Voting Shares as described above, 2.8% of the issued and outstanding Subordinate Voting Shares of the Issuer. Mr. Raymond is the trustee of Direxions and he has the sole power to vote or direct the vote of and to dispose of or direct the disposition of the securities held by such entity.

(vi) Direxions beneficially owns 436,477 Multiple Voting Shares held directly and of record by Direxions, representing, after giving effect to the conversion of all of the Multiple Voting Shares into Subordinate Voting Shares, 0.9% of the issued and outstanding Subordinate Voting Shares of the Issuer.

Each Reporting Person disclaims beneficial ownership with respect to any Subordinate Voting Shares other than those owned directly and of record by such Reporting Person. The percentages set forth in this response are based on the 48,403,851 Subordinate Voting Shares issued and outstanding as of November 2, 2018.

(b) Pursuant to the Voting Agreement (as defined and described in Item 6 below), each Reporting Person may be deemed to share with one another (and not with any third party) the power to vote or direct the vote of, and to dispose of or direct the disposition of, the 7,965,544 Subordinate Voting Shares reported herein, representing, after giving effect to the conversion of all of the Multiple Voting Shares into Subordinate Voting Shares, 16.5% of the issued and outstanding Subordinate Voting Shares of the Issuer.

(c) The Reporting Persons engaged in the transactions with respect to the Subordinate Voting Shares during the 60 days preceding the date of this filing as described in Item 3 and Item 4 of this filing.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On November 1, 2018, each of Mr. Rivard, Mr. Turcotte and Mr. Raymond (each a “Member of the Group of 3” and, collectively, the “Members of the Group of 3”) entered into a voting agreement with respect to the shares of the Issuer held, or controlled, by each of such individuals (the “Voting Agreement”). Pursuant to the Voting Agreement, each Member of the Group of 3 agreed to vote, or cause to be voted, all of the Subordinate Voting Shares and Multiple Voting Shares over which such Member of the Group of 3 has direct or indirect voting control from time to time and at all times (the “Controlled Shares”) at any shareholders’ meeting of the Issuer in a manner as will be decided upon by the decision of at least two of the three Members of the Group of 3 (the “Majority Decision”). However, no Member of the Group of 3 will be required to comply with the Majority Decision in respect of a particular matter if, for that matter, (a) there is no Majority Decision notified to them by the deadline specified in the Voting Agreement, (b) a Member of the Group of 3 holding Controlled Shares is not permitted by applicable law to vote on the matter, or (c) the vote is for the election of any of Mr. Raymond, Mr. Turcotte or Mr. Rivard to the board of directors of the Issuer. Under the Voting Agreement, subject to applicable securities laws and the articles of the Issuer, each Member of the Group of 3 will agree not to transfer his Multiple Voting Shares or convert them into Subordinate Voting Shares, without first offering those Multiple Voting Shares to the other Members of the Group of 3, who will then be entitled to purchase their respective pro rata portion of those Multiple Voting Shares. The price of the offered Multiple Voting Shares will be equal to the product obtained by multiplying the number of Multiple Voting Shares offered for sale by the volume-weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange for the 20-trading day period immediately prior to the offer date.

Each of Mr. Rivard, MixMedia, Mr. Turcotte, Mr. Raymond and Direxions is also a party to, in connection with the Business Combination, a lock-up agreement dated November 1, 2018 (the “Business Combination Lockup Agreement”) with the Issuer whereby such Reporting Person has agreed not to sell any securities of the Issuer held, or controlled, by such Reporting Person for a period of 12-months following closing of the Business Combination, subject to certain exemptions.

Each of Mr. Rivard, Mr. Turcotte and Mr. Raymond is also a party to, in connection with the private placement of subscription receipts of Alithya Canada completed on October 30, 2018, a lock-up agreement dated as at such date (the “Private Placement Lockup Agreement”) with Desjardins Securities Inc., whereby he has agreed not to sell any securities of the Issuer held, or controlled, by him for a period of 4-months following closing of the Business Combination.

Item 6 of the Schedule 13D is hereby supplemented by the full texts of the Voting Agreement, the Business Combination Lockup Agreement and the Private Placement Lockup Agreement attached as Exhibits, 2, 3 and 4 hereto, respectively.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 An Agreement for Joint Filing pursuant to Rule 13d-1(k)(1) under the U.S. Securities Exchange Act of 1934

Exhibit 2 Voting Agreement by and among Ghyslain Rivard, Pierre Turcotte and Paul Raymond, dated November 1, 2018

Exhibit 3 Lockup Agreement by and between Alithya Group inc. and each of Ghyslain Rivard, Services informatiques MixMedia inc., Pierre Turcotte, Paul Raymond and Fiducie Direxions, dated November 1, 2018

Exhibit 4 Lockup Agreement by and between Desjardins Securities Inc. and each of Ghyslain Rivard, Pierre Turcotte and Paul Raymond, dated October 30, 2018

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2018

GHYSLAIN RIVARD

By:	/s/ Ghyslain Rivard

SERVICES INFORMATIQUES MIXMEDIA INC.

By:	/s/ Ghyslain Rivard
Ghyslain Rivard
President

PIERRE TURCOTTE

By:	/s/ Pierre Turcotte

9387-1010 QUÉBEC INC.

By:	/s/ Pierre Turcotte
Pierre Turcotte
President

PAUL RAYMOND

By:	/s/ Paul Raymond

FIDUCIE DIREXIONS

By:	/s/ Paul Raymond
Paul Raymond
Trustee

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D with respect to the securities of Alithya Group inc., dated as of November 13, 2018, is, and any further amendments thereto (including amendments on Schedule 13D or Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the U.S. Securities Exchange Act of 1934.

Dated: November 13, 2018

GHYSLAIN RIVARD

By:	/s/ Ghyslain Rivard

SERVICES INFORMATIQUES MIXMEDIA INC.

By:	/s/ Ghyslain Rivard
Ghyslain Rivard
President

PIERRE TURCOTTE

By:	/s/ Pierre Turcotte

9387-1010 QUÉBEC INC.

By:	/s/ Pierre Turcotte
Pierre Turcotte
President

PAUL RAYMOND

By:	/s/ Paul Raymond

FIDUCIE DIREXIONS

By:	/s/ Paul Raymond
Paul Raymond
Trustee

EXHIBIT 2

THIS VOTING AGREEMENT (this “Agreement”), is made in Montréal, Québec, on November 1, 2018.

AMONG:	GHYSLAIN RIVARD, domiciled and residing at 1010 Grande Allée West, Québec City, Québec, G1S 1C7, acting in a personal capacity and as president of MIXMEDIA COMPUTER SERVICES INC., a legal person duly incorporated under the Business Corporations Act (Québec), having its head office at 1010 Grande Allée West, Québec City, Québec, G1S 1C7

(hereinafter the “Rivard Group”)

AND:	PIERRE TURCOTTE, domiciled and residing at 2870 de Chamonix Road, Saint-Laurent, Québec, H4R 3B7, acting in a personal capacity and as trustee of TRIAXIONS TRUST, a trust existing under the laws of Québec, having its head office at 2888 de l’Écu Street, Montreal, Québec, H4R 2H2;

(hereinafter the “Turcotte Group”)

AND:	PAUL RAYMOND, domiciled and residing at 252 Kensington Avenue, Westmount, Québec, H3A 2G6, acting in a personal capacity and as a trustee of the DIREXIONS TRUST, a trust existing under the laws of Québec, having its head office at 252 Kensington Avenue, Westmount, Québec, H3Z 2G6;

(hereinafter the “Raymond Group” and, collectively
with the Rivard Group and the Turcotte Group, the
“Group of 3”)

RECITALS:

The Group of 3 are shareholders of Alithya Group Inc., a corporation existing under the laws of Québec (the “Corporation”) and listed on the Toronto Stock Exchange and NASDAQ Stock Market.

The Parties wish to enter into this Agreement to set forth their agreements and understandings with respect to how the Controlled Shares (as defined herein) held by them will be voted on at any Shareholders’ Meeting (as defined herein), or any adjournment thereof.

THE PARTIES AGREE AS FOLLOWS:

1. Definitions

“Beneficiaries” has the meaning ascribed to such term as set forth in Section 4.1;

“Business Day” means any day, other than a Saturday or Sunday, on which the banks in Montreal, Québec are generally open for commercial banking business during normal banking hours;

“Closing Date” has the meaning ascribed to such term as set forth in Section 4.5;

“Controlled Shares” means, with respect to a Member of the Group of 3, all shares of the Corporation beneficially owned, directly or indirectly, by such Member of the Group of 3, or over which such member of the Group of 3 has direct or indirect voting control including, for greater certainty, the Subordinate Voting Shares and the Multiple Voting Shares;

“Corporation” has the meaning ascribed to such term as set forth on the cover page of this Agreement;

“Defaulting Beneficiary” has the meaning ascribed to such term as set forth in Section 4.5;

“Group of 3” means each of the Rivard Group, the Turcotte Group and the Raymond Group, for as long as it owns any Controlled Shares, and “Member of the Group of 3” means any one of them;

“Majority Decision” means the written agreement of at least two of the three Members of the Group of 3 to vote in a certain manner in respect of any particular matter, question, proposal or proposition whatsoever that may properly come before the Shareholders of the Corporation at any Shareholders’ Meeting;

“Majority Decision Deadline” means 5:00 p.m. on the fourth Business Days immediately before the proxy return deadline in respect of any vote submitted to the Corporation’s shareholders at any Shareholders’ Meeting;

“Multiple Voting Shares” means the class B multiple voting shares in the share capital of the Corporation;

“Offer” has the meaning ascribed to such term as set forth in Section 4.1;

“Offered Shares” has the meaning ascribed to such term as set forth in Section 4.1;

“Offeror” has the meaning ascribed to such term as set forth in Section 4.1;

“Purchase Notice” has the meaning ascribed to such term as set forth in Section 4.4;

“Raymond Group” has the meaning ascribed to such term as set forth on the cover page of this Agreement;

“Reserved Shares” has the meaning ascribed to such term as set forth in Section 4.3;

“Rivard Group” has the meaning ascribed to such term as set forth on the cover page of this Agreement;

“Shareholders” means the holders of Subordinate Voting Shares and Multiple Voting Shares of the Corporation, and any other shares of the Corporation as may, from time to time, be issued by the Corporation;

“Shareholders’ Meeting” means any meeting of shareholders of the Corporation, whether annual, special or otherwise, or any adjournment thereof;

“Subordinate Voting Shares” means the class A subordinate voting shares in the share capital of the Corporation;

“TSX” means the Toronto Stock Exchange; and

“Turcotte Group” has the meaning ascribed to such term as set forth on the cover page of this Agreement.

2. Obligations

2.1 Agreement to Vote. At any Shareholders’ Meeting, each Member of the Group of 3 agrees to vote, or cause to be voted, its Controlled Shares in the same manner as decided upon by the Majority Decision.

2.2 Notice of Majority Decision. Notice of a Majority Decision shall be provided in writing to the Group of 3 prior to the Majority Decision Deadline. Any Majority Decision shall be binding on all Members of the Group of 3 upon such notice, if such notice is received before the Majority Decision Deadline.

2.3 Manner of Voting. The voting of the Controlled Shares at a Shareholders’ Meeting shall be required to be done by proxy vote in accordance with the terms and provisions of a proxy circular mailed to the Shareholders in connection with such Shareholders’ Meeting. The person named as proxyholder shall be the person proposed by the Corporation in the form of proxy delivered to the Shareholders, unless otherwise agreed in writing by a Majority Decision. In the event that a Member of the Group of 3 has delivered a proxy with instructions to vote contrary to the Majority Decision before the Majority Decision Deadline, such Member of the Group of 3 must promptly revoke its proxy and deliver a new proxy with revised instructions reflecting the Majority Decision.

2.4 No Deposit. Each Member of the Group of 3 agrees not to grant, except as provided under this Agreement, any proxy or power of attorney with respect to any of the Controlled Shares or deposit, any Controlled Shares in a voting trust or subject any Controlled Shares to any arrangement or agreement with respect to the voting of such Controlled Shares.

3. Exclusions

3.1 Exceptions. Notwithstanding anything to the contrary in this Agreement, the Group of 3 shall not be required to comply with the provisions of Section 2 above in respect of a particular matter if, for such matter:

a) there is no Majority Decision notified to them by the Majority Decision Deadline;

b) a Member of the Group of 3 holding Controlled Shares is not permitted by applicable law to vote on such matter; or

c) the vote is for the election of either Paul Raymond, Pierre Turcotte or Ghyslain Rivard to the board of directors of the Corporation,

whereby each Member of the Group of 3 shall be entitled to vote on an individual basis and in any manner such Member of the Group of 3 so chooses; it being understood that, for all other matters put to a Shareholders’ vote and not listed in this Section 3, the Group of 3 shall follow the principle set forth in Section 2 and vote in accordance with the Majority Decision.

4. Obligation to Offer Multiple Voting Shares to the other Members of the Group of 3.

4.1 Multiple Voting Shares. If any of the Members of the Group of 3 (the “Offeror”) wishes to, in any way, transfer its Multiple Voting Shares, or convert them into Subordinate Voting Shares, in whole or in part, such Offeror must first submit a written offer to sell (the “Offer”) the Multiple Voting Shares that it wishes to transfer or convert (the “Offered Shares”) to all the other Members of the Group of 3 (the “Beneficiaries”) setting forth the price and other terms and conditions of the Offer.

4.2 Sale Price. The sale price of the Offered Shares shall be equal to the product obtained by multiplying the number of Offered Shares by the volume weighted average trading price of the Subordinate Voting Shares on the TSX (or if the Subordinate Voting Shares are not listed on the TSX, then on such other recognized stock exchange on which the Subordinate Voting Shares are then listed and where the majority of the trading volume and value of the Subordinate Voting Shares occurs) for the 20 trading day period immediately prior to the date of the Offer (which must be calculated utilizing days in which the Subordinate Voting Shares actually trade), payable in cash, at closing. In the event the Subordinate Voting Shares are not listed on a recognized stock exchange, the sale price of the Offered Shares shall be determined by agreement between the Offeror and the applicable Beneficiaries or by an independent valuator appointed by the Beneficiaries or, failing agreement amongst them, by an independent valuator appointed by a court of competent jurisdiction. The sale of the Offered Shares shall be subject to applicable and available prospectus exemptions, Canadian and U.S. securities law and stock exchange requirements.

4.3 Allocation of Shares. Each of the Beneficiaries may purchase from the Offeror, in whole or in part, the Offered Shares pro rata based upon the number of Controlled Shares beneficially owned by the Beneficiary as of the date of the Offer (or in such other proportion as the Group of 3 may agree in writing). The portion of the Offered Shares that each Beneficiary may acquire under this Section 4 is hereinafter referred to as the “Reserved Shares”.

4.4 Notice of Exercise. To exercise its right of first refusal, a Beneficiary must, within ten (10) Business Days of receiving the Offer, send a notice to the Offeror and the other Beneficiary indicating the number of Reserved Shares it undertakes to acquire and, if in its notice it undertakes to acquire all the Reserved Shares, the number of additional shares that it undertakes to acquire should the other Beneficiary not exercise its right of first refusal respecting all the Reserved Shares such other Beneficiary may acquire (a “Purchase Notice”). If a Beneficiary fails to send its notice with the specified time limit, the Beneficiary shall be deemed to have waived its right of first refusal. If there are Offered Shares remaining that have not been allocated in accordance with the provisions hereof because one or more Beneficiaries did not exercise their right of first refusal respecting all the Reserved Shares that they could acquire, or such additional shares as provided above, then the remaining Offered Shares shall remain the property of the Offeror who shall, subject to the terms and provisions of the Corporation’s articles, including the restrictions on transfer, be free to convert such Offered Shares into Subordinate Voting Shares for purposes of transferring such remaining Offered Shares in the manner chosen by the Offeror.

4.5 Closing. The parties hereto shall use commercially reasonable efforts to consummate the transactions contemplated in this Section 4 within a period of ten (10) Business Days following delivery of a Purchase Notice (the “Closing Date”). On the Closing Date, the transaction of purchase and sale will be completed in accordance with the terms and conditions set out in the Offer by the delivery of the Offered Shares by the Offeror with good title, free and clear of all liens, against payment by certified cheque, bank draft or wire transfer by the Beneficiary. If the payment for such Offered Shares is not delivered to the Offeror by a Beneficiary (the “Defaulting Beneficiary”) on the Closing Date, then the rights and title of the Offeror in respect of such applicable Offered Shares that were to have been transferred to the Defaulting Beneficiary shall be retained by the Offeror until the relevant purchase price is paid by the Defaulting Beneficiary.

4.6 Death of a Member of the Group of 3. Upon the death of an individual that is a Member of the Group of 3, such Member of the Group of 3 shall be deemed to:

a) be an “Offeror” in accordance with, and subject to, the provisions of this Section 4, and all Multiple Voting Shares held, either directly or indirectly, by such Member of the Group of 3 immediately prior to such individual’s death, shall be deemed to be “Offered Shares” in accordance with, and subject to, the provisions of this Section 4. Notwithstanding Section 4.4, the other Members of the Group of 3 shall have the right to purchase the Offered Shares held by such Member of the Group of 3 of which the deceased individual was part in accordance with, and subject to, the provisions of this Section 4, by providing a Purchase Notice within a period of ninety (90) days following the death of such individual; and

b) no longer be a Member of the Group of 3, and no longer be bound by or benefit from this Agreement, save and except for the application of Section 4 strictly pursuant to this Section 4.6.

After the application of the provisions of Section 4, as modified by this Section 4.6, any Multiple Voting Shares not acquired by a Member of the Group of 3 will automatically convert into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis. Upon the death of the last remaining individual that is a Member of the Group of 3, all Multiple Voting Shares held, either directly or indirectly, by such remaining Member of the Group of 3 immediately prior to such remaining individual’s death, will automatically convert into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis, on the date of death of such remaining individual.

5. Remedies.

5.1 Irrevocable Proxy and Power of Attorney. Each Member of the Group of 3 hereby irrevocably constitutes and appoints as its proxy and grants a power of attorney to the other Members of the Group of 3, with full power of substitution, to represent and vote or represent and cause to be voted (including by proxy) its Controlled Shares in accordance with the terms of this Agreement and to otherwise take any action necessary to give effect to this proxy and power of attorney only upon the occurrence of the following situations: (i) such Member of the Group of 3 fails to vote or cause to be voted all of its Controlled Shares as decided by the Majority Decision, or (ii) such Member of the Group of 3 attempts to vote or cause to be voted (whether by proxy or in person) any of its Controlled Shares in a manner that is contrary to the Majority Decision. Such proxy and power of attorney shall only be valid for the specific Shareholders’ Meeting to which the vote of the Majority Decision relate. For purposes of clarity, the proxy and power of attorney granted from time to time in accordance with this Section 5.1 shall be irrevocable until and automatically terminate upon the earlier of: (i) the termination of this Agreement, (ii) the written consent of a Majority Decision, or (iii) the day following the end of the Shareholders’ Meeting to which such proxy or power of attorney relates.

5.2 Specific Enforcement. Each of the Members of the Group of 3 acknowledges and agrees that each of the other Members of the Group of 3 will be irreparably damaged if any of the provisions of this Agreement are not performed by them in accordance with their specific terms or are otherwise breached. Accordingly, each of the Members of the Group of 3 shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of competent jurisdiction in the Province of Québec.

6.1 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any of the Members of the Group of 3, shall be cumulative and not alternative.

7. Term. This Agreement shall be effective as of the date of this Agreement and shall continue in effect until terminated by a written agreement signed by all the Members of the Group of 3.

8. Miscellaneous.

8.1 Restrictions on Transfer. Except as expressly provided in this Agreement, no Member of the Group of 3 shall, directly or indirectly, transfer its Multiple Voting Shares, or any of its rights or obligations under this Agreement to any person. Notwithstanding anything else contained in this Agreement, every transfer of the Multiple Voting Shares held by a Member of the Group of 3 shall remain subject to the requirements of the Corporation’s articles and applicable securities laws. Notwithstanding the foregoing, and subject to the Corporation’s articles and applicable securities laws, each Member of the Group of 3 shall be entitled to transfer and assign its Multiple Voting Shares held by it to a corporation or other entity in which all of such corporation’s issued and outstanding shares or other entity’s interests, as the case may be, are beneficially owned by, directly or indirectly, or in which sole direction or control is directed by, the respective Member of the Group of 3 who is effecting such transfer or assignment, provided that such corporation or other entity shall agree in writing to be bound by all of the obligations under this Agreement.

8.2 Governing Law. This Agreement shall be governed by the laws of the Province of Québec and the federal laws of Canada applicable in the Province of Québec.

8.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the Member of the Group of 3 to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one Business Day after the Business Day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth below, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 8.5.

8.6 Consent Required to Amend or Waive. This Agreement may only be amended by written agreement signed by all the Members of the Group of 3. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument signed by all Members of the Group of 3. The failure of a Member of the Group of 3 to enforce any provision of this Agreement will not operate as a waiver of that provision.

8.7 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with respect to the subject matter of this Agreement, and any other written or oral agreement relating to the subject matter of this Agreement existing between the Parties is expressly canceled.

8.8 Further Assurances. At any time or from time to time after the date of this Agreement, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

8.9 Costs of Enforcement. If any Member of the Group of 3 seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing Member(s) of the Group of 3 shall pay all costs and expenses incurred by the prevailing Member of the Group of 3, including, without limitation, all reasonable attorneys’ fees.

8.10 Assignment and Benefit. The rights and obligations of each Member of the Group of 3 under this Agreement may not be assigned except in compliance with this Agreement. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns.

8.11 Severability. Should any provision of this Agreement be invalid or unenforceable, in whole or in part, or should any provision later become invalid or unenforceable, this shall not affect the validity of the remaining provisions of this Agreement which shall not be affected and shall remain in full force and effect. If any provision of this Agreement is held to be invalid or unenforceable, the Members of the Group of 3 agree to use their reasonable efforts to implement an alternative enforceable mechanism that would effect, as closely as possible, the intent of the parties as reflected in, or provided by, the unenforceable provision.

8.12 Language. The Parties acknowledge that they have requested that this Agreement and all other documents and notices related thereto be drawn up in English. Les parties aux présentes reconnaissent qu’elles ont exigé que cette convention et tous les documents et avis y afférents soient rédigés en anglais.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

(s) Ghyslain Rivard	(s) Pierre Turcotte
GHYSLAIN RIVARD, acting in his personal capacity and as President of MIXMEDIA COMPUTER SERVICES INC.	PIERRE TURCOTTE, acting in his personal capacity and as trustee of FIDUCIE TRIAXIONS

(s) Paul Raymond
PAUL RAYMOND, acting in his personal capacity and as trustee of FIDUCIE DIREXIONS

EXHIBIT 3

ALITHYA GROUP INC.

Lock-Up Agreement

November 1, 2018

This Lock-Up Agreement (this “Lock-Up Agreement”) is entered into between the undersigned and Alithya Group inc. (the “Company”).

RECITALS

A.

The Company entered into an arrangement agreement, as amended from time to time, with Alithya Group Inc (“Alithya Canada”), 9374-8572 Delaware Inc. (“U.S. Merger Sub”) and Edgewater Technology, Inc. (“Edgewater”) on March 15, 2018 (the “Arrangement Agreement”);

B.

Pursuant to the Arrangement Agreement, among other things, and as of the date hereof, (i) the Company acquired Alithya Canada by way of a statutory plan of arrangement under the Business Corporations Act (Québec), and (ii) the Company caused U.S. Merger Sub to merge with and into Edgewater under the Delaware General Corporation Law (the “Transaction”), the whole on the terms and subject to the conditions set forth in the Arrangement Agreement;

C.

The undersigned is the registered and/or direct or indirect beneficial owner of, or exercises control or direction over, Class A subordinate voting shares (“Subordinate Voting Shares”) or Class B multiple voting shares (“Multiple Voting Shares” and together with the Subordinate Voting Shares, the “Shares”), as applicable, in the capital of the Company;

D.	Pursuant to Section 8.1(e) of the Arrangement Agreement, the undersigned agreed to sign this binding lock-up agreement.

The undersigned agrees that, during the period beginning from the date of this Lock-Up Agreement and continuing to and including the date that is 12 months after the date of this Lock-Up Agreement (the “Lock-Up Period”), the undersigned will not, without the prior written consent of the Company, which may be waived at its discretion, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Shares, or any options or warrants to purchase any Shares, or any securities convertible into, exchangeable for or that represent the right to receive Shares, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the U.S. Securities and Exchange Commission or the Toronto Stock Exchange (collectively the “Undersigned’s Shares”). The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

Notwithstanding the foregoing, and subject to compliance with the Company’s trading policies (including any blackout periods set forth therein) the undersigned may transfer the Undersigned’s Shares in connection with:

(i)

if the undersigned is an individual, transfers of Subordinate Voting Shares or securities convertible into or exercisable or exchangeable for Subordinate Voting Shares (A) by will, other testamentary document or intestate succession, (B) to any trust for the direct or indirect benefit of the undersigned or an immediate family member of the undersigned, or to any other entity that is wholly-owned by such persons, (C) transfers to any immediate family member or any investment fund or other entity controlled or managed by the undersigned, and (D) transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (A) through (D);

(ii)

transfers of Multiple Voting Shares to “Permitted Holders” as defined in, and in accordance with the provisions of, the articles of the Company, and with respect to the “Group of 3” only, as defined in the voting agreement entered into on the date hereof (the “Voting Agreement”), in accordance with the provisions of the Voting Agreement;

(iii)

if the undersigned is a corporation, partnership or other business entity, transfers or distributions of Subordinate Voting Shares or any security convertible into or exercisable or exchangeable for Subordinate Voting Shares to members, partners, stockholders or affiliates of the undersigned (other than the Company and its controlled affiliates), including investment funds or other entities under common control or management with the undersigned;

(iv)	the repurchase of the Subordinate Voting Shares or such other securities by the Company pursuant to stock option agreements or other equity award agreements providing for the right of said repurchase;

(v)	transfers of Subordinate Voting Shares acquired in open market transactions;

(vi)

tenders, sales or other transfers in response to a bona fide third-party takeover bid made to all holders of Subordinate Voting Shares or any other acquisition transaction whereby all or substantially all of the Subordinate Voting Shares are acquired by a third party (provided that if such transaction is not consummated, the subject Subordinate Voting Shares shall remain subject to the restrictions set forth herein) that, in each case, has been approved by the board of directors of the Company;

(vii)

transfers to the Company in connection with, and to the extent necessary to fund, the payment of taxes or exercise price due with respect to the vesting of restricted stock or vesting or exercise of similar rights to purchase Subordinate Voting Shares or any securities convertible into or exercisable or exchangeable for Subordinate Voting Shares pursuant to the Company’s equity incentive plans;

(viii)

the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, for the transfer of Subordinate Voting Shares; provided that such plan does not provide for the transfer of Subordinate Voting Shares during the Lock-Up Period and no filing or other public announcement shall be required or shall be voluntarily made during the Lock-Up Period by the undersigned or the Company as a result of the establishment of any such plan; or

(ix)

with the prior written consent of Company, provided that in the case of any transfer or distribution pursuant to clause (i) such transfer is not for value and each donee, heir, beneficiary or other transferee thereof agrees to be bound in writing by the restrictions set forth herein; and provided further that in the case of any transfer or distribution pursuant to clause (iii) through (vii), that no filing by the undersigned or, with respect to clause (i), any recipient of the shares transferred, in each case, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution during the Lock-Up Period.

For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if the undersigned is a corporation, the corporation may transfer equity securities of the Company to any wholly-owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee remain a wholly-owned subsidiary of the transferor for the remainder of the Lock-Up Period, the transferee execute an agreement stating that the transferee is receiving and holding such equity securities subject to the provisions of this Lock-Up Agreement and there shall be no further transfer of such equity securities except in accordance with this Lock-Up Agreement, and provided further that any such transfer shall not involve a disposition for value. The undersigned now has, and, except as contemplated by clause (i), and clause (iii) through (vii) above, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.

This Lock-Up Agreement and all related restrictions and obligations shall automatically terminate immediately after the expiration of the Lock-Up Period. This Lock-Up Agreement and all related restrictions and obligations contained herein can be waived in writing, in whole or in part, at the discretion of the Company. The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

[Signature Page Follows]

Very truly yours,

Ghyslain Rivard
Exact Name of Shareholder

/s/ Ghyslain Rivard
Authorized Signature

Pierre Turcotte
Exact Name of Shareholder

/s/ Pierre Turcotte
Authorized Signature

Paul Raymond
Exact Name of Shareholder

/s/ Paul Raymond
Authorized Signature

SERVICES INFORMATIQUES MIXMEDIA INC.
Exact Name of Shareholder

/s/ Ghyslain Rivard
Authorized Signature

Title: President

FIDUCIE DIREXIONS
Exact Name of Shareholder

/s/ Paul Raymond
Authorized Signature

Title: Trustee

[Signature Page to the Lock-Up Agreement]

EXHIBIT 4

LOCK-UP AGREEMENT

Desjardins Securities Inc., as representative of the several

Underwriters party to the Underwriting Agreement referred to below

1700 Peel Street, Suite 300

Montréal, QC H3B 0A9

Re:	Alithya Group Inc. – Private Placement Offering of Subscription Receipts

Ladies and Gentlemen:

The undersigned understands that you, as representative of the several Underwriters, have entered into an Underwriting Agreement (the “Underwriting Agreement”) with Alithya Group Inc. (the “Corporation”), providing for the offering, on a private placement basis (the “Offering”) by the several Underwriters (the “Underwriters”), of Subscription Receipts of the Corporation (the “Securities”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to purchase and make the Offering of the Securities, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of Desjardins Securities Inc. (the “Lead Underwriter”) on behalf of the Underwriters, such consent not to be unreasonably withheld, the undersigned will not, directly or indirectly, whether for his or her own account or for the account of another, and will cause any spouse, immediate family member of the undersigned or immediate family member of the spouse living in the undersigned’s household, or any trust of which any of the foregoing individuals are beneficiaries, to not in any manner, from the date hereof until 120 days after the closing date of the Offering (the “Lock-Up Period”), (A) offer, pledge, sell, contract to sell, assign, transfer, encumber, secure, grant or sell any option, right or warrant to purchase or otherwise lend, transfer or dispose of, or make any public announcement with respect of any of the foregoing (collectively, a “Transfer”), any Common Shares or New Alithya Subordinate Voting Shares or securities convertible into or exercisable or exchangeable for Common Shares or New Alithya Subordinate Voting Shares (other than the exercise of stock options in accordance with their terms), in either case, beneficially owned or controlled by the undersigned at the closing date of the Offering, or any New Alithya Subordinate Voting Shares to be obtained upon conversion of Common Shares beneficially owned or controlled by the undersigned at the closing date of the Offering in the context of the Business Combination (collectively, the “Subject Securities”), or (B) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement (including a monetization arrangement) that Transfers to another person or has the effect of Transferring to another person, in whole or in part, any of the economic consequences and benefits of ownership of the Subject Securities, whether any such transaction described herein is to be settled by the delivery of the Subject Securities, other securities, cash or otherwise.

Notwithstanding the restrictions on Transfers described above, during the Lock-Up Period, the undersigned may Transfer the Subject Securities without the prior written consent of the Lead Underwriter, acting on behalf of the Underwriters, in connection with the tendering of the Subject Securities pursuant to a take-over bid (as defined in National Instrument 62-104), or any other bona fide transaction, including, without limitation, a merger, amalgamation or arrangement, made to all holders of the Subject Securities and involving a change of control of the Corporation or New Alithya, as applicable, provided that in the event the take-over bid or other transaction is not completed, the Subject Securities shall remain subject to the restrictions contained in this Letter Agreement.

In addition, the undersigned may Transfer all or a portion of the Subject Securities without the prior written consent of the Lead Underwriter, acting on behalf of the Underwriters:

(i)	under the Business Combination;

(ii)	New Alithya Subordinate Voting Shares received upon the exercise of options that are sold to finance the exercise price of the options or to pay taxes associated with the options;

(iii)	as a bona fide gift or gifts;

(iv)	to any holding corporation controlled by the undersigned;

(v)	to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned;

(vi)

as a distribution to limited partners, members or beneficiaries of the undersigned, as applicable, if the undersigned is a limited partnership, limited liability company or a trust, or to the estates of any such partners, members or beneficiaries; or

(vii)	to the undersigned’s affiliates or shareholders if the undersigned is a corporation,

to the extent that such transferees agree to be bound by the terms and restrictions contained in this Letter Agreement, except under (i) or (ii).

Notwithstanding the foregoing or anything contained herein, this Letter Agreement applies only to the Subject Securities and does not apply to any securities of the Corporation or New Alithya the undersigned or its affiliates may acquire on the secondary market after the completion of the Offering.

In furtherance of the foregoing, the Corporation and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities, the undersigned shall be released from, all obligations under this Letter Agreement. The undersigned understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Offering in reliance upon this Letter Agreement. This Letter Agreement will terminate upon the earlier of (i) close of trading on the last day of the Lock-Up Period, or (ii) the date on which the Underwriting Agreement is terminated in accordance with its terms.

This Letter Agreement shall be governed by and construed in accordance with the laws of Province of Québec, without regard to the conflict of laws principles thereof.

IN WITNESS WHEREOF this agreement is dated this 30th day of October 2018.

/s/ Ghyslain Rivard
Ghyslain Rivard

/s/ Pierre Turcotte
Pierre Turcotte

/s/ Paul Raymond
Paul Raymond